                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 _____________

                                   FORM 11-K

                                 _____________
                                  (Mark One)

(X)             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the year ended December 31, 2000

                                      OR
( )             TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from _______ to _______

                         Commission file number 1-8606

                                 _____________

                  Bell Atlantic Savings and Security Plan for
                       Associates of Bell Atlantic South

                                 _____________

                          Verizon Communications Inc.
             1095 Avenue of the Americas, New York, New York 10036


                                                    [LOGO] Mitchell & Titus

                                                    Certified Public Accountants
                                                    and Consultants

                    BELL ATLANTIC SAVINGS and SECURITY PLAN
                     for ASSOCIATES OF BELL ATLANTIC SOUTH
                       as of December 31, 2000 and 1999




                               TABLE OF CONTENTS
                               -----------------


Independent Auditors' Report                                          1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2000 and 1999                                          2-3

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2000                                  4

Notes to Financial Statements                                      5-20

Signature Page                                                       21

Consent of Independent Auditors                                      22

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Verizon Employee Benefits Committee:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "Plan") as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South as of December 31, 2000 and 1999, and the change in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Mitchell & Titus, LLP

New York, New York
June 22, 2001

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
   BELL ATLANTIC SOUTH

Statement of Net Assets Available for Plan Benefits

December 31, 2000

(Dollars in thousands)

                                                                                  Fund Information
                                                ------------------------------------------------------------------------------------
                                                   Verizon           Employee Stock                          Other
                                                   Shares            Ownership Plan           PAYSOP         Fund
                                                             ------------------------------
                                                    Fund        Allocated     Unallocated      Fund         Options        Total
                                                --------        ---------     -----------      ----         -------        ---------
                    ASSETS:

Investments at market (see Notes 1,2 and 3):
  Allocated share of master trust net assets    $  1,175,671  $    372,025   $          -   $   111,537   $   506,276   $  2,165,509
  Temporary cash investments                               -             -              -             -            23             23
  Temporary cash available for future employing
      company contributions                                -             -            237             -             -            237
  Verizon Communications Inc. common shares                -             -         37,125             -             -         37,125
                                                ------------  ------------   ------------   -----------   -----------   ------------

      Total investments                            1,175,671       372,025         37,362       111,537       506,299      2,202,894


Receivables:
  Participant contributions                               41             -              -             -            39             80
  Employer contributions                                  31             -              -             -             -             31
  Loans to participants                                    -             -              -             -        88,557         88,557
                                                ------------  ------------   ------------   -----------   -----------   ------------

      Total receivables                                   72             -              -             -        88,596         88,668
                                                ------------  ------------   ------------   -----------   -----------   ------------
      Total assets                                 1,175,743       372,025         37,362       111,537       594,895      2,291,562

           LIABILITIES:

  Administrative payables                                405           138              -            39           175            757
  Commitments (see Note 2)                                 -             -          9,399             -             -          9,399
  Notes payable (see Note 6)                               -             -         17,015             -             -         17,015
                                                ------------  ------------   ------------   -----------   -----------   ------------
      Total liabilities                                  405           138         26,414            39           175         27,171
                                                ------------  ------------   ------------   -----------   -----------   ------------
      Net assets available for plan
         benefits (see Notes 1 and 2)           $  1,175,338  $    371,887   $     10,948   $   111,498   $   594,720   $  2,264,391
                                                ============  ============   ============   ===========   ===========   ============

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
 BELL ATLANTIC SOUTH

Statement of Net Assets Available for Plan Benefits

December 31, 1999

(Dollars in thousands)

                                                                               Fund Information
                                                   --------------------------------------------------------------------------------
                                                                        Employee Stock
                                                     Verizon            Ownership Plan                      Other
                                                     Shares      ------------------------    PAYSOP         Fund
                                                      Fund        Allocated   Unallocated     Fund         Options         Total
                                                   -----------   -----------  -----------  ----------   -------------  ------------
                  ASSETS:

Investments at market (see Notes 1, 2 and 3):
  Allocated share of master trust net assets       $ 1,411,534   $  471,069   $        -   $  157,309   $    525,242   $ 2,565,154
  Temporary cash investments                                 -            -            -            -            157           157
  Verizon Communications Inc. common shares                  -            -       91,100            -              -        91,100
                                                   -----------   ----------   ----------   ----------   ------------   -----------

            Total investments                        1,411,534      471,069       91,100      157,309        525,399     2,656,411

Receivables:
  Participant contributions                                 39           27            -            -             29            95
  Loans to participants                                      -            -            -            -         82,001        82,001
  Dividends and interest receivable                          -            -            -            -              1             1
                                                   -----------   ----------   ----------   ----------   ------------   -----------

            Total receivables                               39           27            -            -         82,031        82,097
                                                   -----------   ----------   ----------   ----------   ------------   -----------
                  Total assets                       1,411,573      471,096       91,100      157,309        607,430     2,738,508

                LIABILITIES:

Commitments (see Note 2)                                     -            -       11,823            -              -        11,823
Notes payable (see Note 6)                                   -            -       47,051            -              -        47,051
                                                   -----------   ----------   ----------   ----------   ------------   -----------

                Total liabilities                            -            -       58,874            -              -        58,874
                                                   -----------   ----------   ----------   ----------   ------------   -----------

            Net assets available for plan
              benefits (see Notes 1 and 2)         $ 1,411,573   $  471,096   $   32,226   $  157,309   $    607,430   $ 2,679,634
                                                   ===========   ==========   ==========   ==========   ============   ===========

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
 BELL ATLANTIC SOUTH

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 2000

(Dollars in thousands)

                                                                                   Fund Information
                                                   ---------------------------------------------------------------------------------
                                                     Verizon           Employee Stock                           Other
                                                     Shares            Ownership Plan             PAYSOP         Fund
                                                               -----------------------------
                                                      Fund       Allocated      Unallocated        Fund         Options      Total
                                                    -------    -------------   --------------     ------       ---------    -------
Additions:
   Allotments, contributions and transfers:
     Employee allotments                          $    67,540    $       -       $       -     $       -    $  58,179  $   125,719
     Interfund transfers                               12,950        3,754               -        (3,529)     (13,175)           -
     Plan transfers-in                                  2,483          663               -           152        1,571        4,869
     Rollover contributions                             1,683            -               -             2        1,633        3,318
     Employing company contributions (see Note 1)      32,527            -               -             -            -       32,527
     Transfer of participant forfeitures                  (30)           -              46             -          (16)           -
     Transfer of participant forfeited shares               -         (231)            231             -            -            -
     Loans to participants                            (20,323)      (6,620)              -             -       26,943            -
     Participant loan repayments                       19,910        4,540               -             -      (24,450)           -
     Allocation of shares to participants                   -       24,036         (24,036)            -            -            -
     Allocation of shares borrowed                          -        9,399          (9,399)            -            -            -
     Supplemental employing company contributions           -            -          22,944             -            -       22,944
     Transfer of dividends from allocated for loan
        repayment                                           -      (11,695)         11,695             -            -            -
     Transfer of shares to replace dividends                -       11,695         (11,695)            -            -            -
                                                  -----------    ---------       ---------     ---------    ---------  -----------
          Total allotments, contributions,
              and transfers                           116,740       35,541         (10,214)       (3,375)      50,685      189,377
                                                                                                                               -
   Investment income:
     Dividends/Interest                                35,097       11,729             329         3,648        5,305       56,108
     Allocated share of Master Trust investment
       activities (see Note 3)                       (258,382)     (92,636)         (9,313)      (27,709)      (3,890)    (391,930)
                                                  -----------    ---------       ---------     ---------    ---------  -----------
          Total additions                            (106,545)     (45,366)        (19,198)      (27,436)      52,100     (146,445)
                                                  -----------    ---------       ---------     ---------    ---------  -----------
Deductions:
   Administrative expenses                             (2,554)        (896)              -          (270)      (1,615)      (5,335)
   Distributions to participants                     (115,293)     (46,370)              -       (17,196)     (56,105)    (234,964)
   Plan transfers-out                                 (11,843)      (6,577)              -          (909)      (7,089)     (26,418)
   Interest on notes                                        -            -          (2,079)            -            -       (2,079)
                                                  -----------    ---------       ---------     ---------    ---------  -----------
          Total deductions                           (129,690)     (53,843)         (2,079)      (18,375)     (64,809)    (268,796)
                                                  -----------    ---------       ---------     ---------    ---------  -----------
          Net decrease                               (236,235)     (99,209)        (21,277)      (45,811)     (12,709)    (415,241)

Net assets available for plan benefits:
    Beginning of year                               1,411,573      471,096          32,225       157,309      607,429    2,679,632
                                                  -----------    ---------       ---------     ---------    ---------  -----------
    End of year (see Notes 1 and 2)               $ 1,175,338    $ 371,887       $  10,948     $ 111,498    $ 594,720  $ 2,264,391
                                                  ===========    =========       =========     =========    =========  ===========

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


1.   General

     On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998 and began doing business as Verizon Communications.

     Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE stockholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock that they owned.

     On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc. ("Verizon").

     Bell Atlantic common shares of stock were converted to Verizon common shares of stock on a one to one ratio.

     Previously, in August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation.

     Where applicable, all references to Bell Atlantic and NYNEX Corporation in the following footnotes have been changed to Verizon.

     Plan Description
     The following description of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") provides only general information on the BASSP's provisions as of December 31, 2000 and 1999. Participants should refer to the Benefits Handbook, BASSP plan document and prospectus for a more complete description of BASSP's provisions.

     The BASSP* was established by Verizon (formerly Bell Atlantic) on January 1, 1984 to provide a convenient way for associate employees to save on a regular and long-term basis. The BASSP is a defined contribution plan covering all regular associate employees primarily of the business units of the pre-merger Bell Atlantic and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the BASSP and to receive matching employer contributions, upon completion of enrollment in the plan as soon as practicable following the date of hire. The BASSP is also characterized as an employee stock ownership plan ("ESOP").


_________________________________
*Certain other capitalized terms used but not defined herein should have their respective meanings as defined in the BASSP prospectus.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December  31, 2000 and 1999

(Dollars in thousands)

     Allotments and Contributions
     Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Verizon and most of its participating subsidiaries, Verizon makes employer matching contributions in an amount equal to 80% of basic contributions. Certain participating subsidiaries have other employee contribution and employer matching contribution arrangements. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder. Employer matching contributions are invested only in the Verizon Shares Fund and/or the ESOP until employees reach age fifty at which point the participant may begin to diversify the matching contributions.

     The BASSP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the BASSP. Forfeitures were $277 and $169 in 2000 and 1999, respectively.

     Loans
     The BASSP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the BASSP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime rate for loans up to sixty months and the prime plus one for loans from sixty-one months to one hundred eighty months as published in The Wall Street Journal.

     Termination Priorities
     Although it has not expressed any intent to do so, Verizon has the right under the BASSP to discontinue all employer matching contributions at any time and to terminate the BASSP subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA"). In the event of plan termination, participants would become 100% vested in their accounts.

     Fund Options
     Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Verizon Shares Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and U.S. Small Capitalization Fund. The ESOP and PAYSOP components of the BASSP are described below.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

     The Verizon Shares Fund invests primarily in the common stock of Verizon.

     The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

     The Passive U.S Equity Index Fund invests in an equity index fund which is managed by Verizon Investment Management Corp. ("VIMCO"). This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

     The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Deutsche Asset Management.

     The Income Fund invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the U.S. government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based upon the agreed upon interest rate for the relevant time period, but not in the event of a default of any security in the pool. The BASSP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The BASSP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by VIMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by VIMCO. (For further discussion of this Fund see Note 2).

     The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

     the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

     In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by VIMCO:
     U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

     The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 2000, VIMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Miller Anderson & Sherrerd, LLP, Provident Investment Counsel, Inc., and State Street Research and Management Company. Effective January 1, 2001 Western Asset Management Company replaced State Street Research and Management Company.

     The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental states (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 2000, VIMCO had selected the following Master Trust pooled accounts for the Fund:
     Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Miller Anderson & Sherrerd, LLP, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., Provident Investment Counsel, Inc., Rogge Global Partners, PLC, State Street Global Advisors, and State Street Research and Management Company. Effective January 1, 2001 Western Asset Management Company replaced State Street Research and Management Company. In addition, Northern Cross Investments, Ltd, and State Street Global Advisors were removed as managers effective January 1, 2001.

     The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 2000, VIMCO had selected the following Master Trust pooled accounts for the Fund:

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

     Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Miller Anderson & Sherrerd, LLP, and Provident Investment Counsel, Inc.

     The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 2000, VIMCO had selected Capital Guardian Trust Company, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund. Effective January 1, 2001 Northern Cross Investments, Ltd., and State Street Global Advisors were removed as managers.

     The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 2000, VIMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Miller Anderson & Sherrerd, LLP, The Boston Company Asset Management, Inc., and Provident Investment Counsel, Inc.

     The Leveraged ESOP ("LESOP") is a leveraged Fund that invests primarily in Verizon shares. The LESOP component of the BASSP, initially funded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee's Basic Pre-Tax Allotments and Post-Tax Allotments. Depending on the value of Verizon shares from time to time, the LESOP may fund more or less than all of the required employer matching contributions in a given calendar year. As a result of LESOP refinancings (See Note 6), the LESOP will generate a portion of the shares required for employer matching contributions but not more than the amount required for those contributions. In the event of a shortfall, Verizon and its participating subsidiaries make additional employer matching contributions to the BASSP. Any surplus is allocated in equal amounts to the BASSP accounts of participants who, as of the last day of the year, are active employees of Verizon and its participating subsidiaries, and have account balances under the BASSP. The employee may not withdraw or transfer funds out of the LESOP Fund except for hardship withdrawals and except for those participants over age 50 with more than one year of participation in the BASSP. The amounts allowed to be transferred during any election period are subject to certain limitations under the terms of the BASSP.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

     The Bell Atlantic Employee Stock Ownership Plan (the "PAYSOP") was established by Verizon on January 1, 1984 as an ERISA plan. The assets in the PAYSOP consisted of Employing Company contributions of Verizon common shares and earnings thereon. As a result of PAYSOP amendments necessitated by the Tax Reform Act of 1986, there have been no Employing Company contributions to the PAYSOP since the 1986 plan year. Effective January 1, 1998, the PAYSOP was merged into the BASSP and the Bell Atlantic Savings Plan for Salaried Employees (the "BASP"). The assets of the PAYSOP were transferred to the Bell Atlantic Master Trust on January 1, 1998 and accordingly allocated to the BASSP based on the participating employees' balances in PAYSOP as of December 31, 1997.

     The following Funds referred to above are summarized on the Financial Statements under the heading of "Other Fund Options": U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and U.S. Small Capitalization Fund.

     All the assets of the BASSP are included in the Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

     The Unifi Group of PricewaterhouseCoopers, LLP, is the recordkeeper for the BASSP.


2. Accounting Policies

     General
     Effective January 1, 2000, Verizon adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirements for defined contribution plans to separately report participant directed investment fund options. Additionally, the requirement to disclose the total number of units and net asset value per unit during the period has also been eliminated by SOP 99-3.

     Investments
     All of the assets of the BASSP are included in the Master Trust.

     Value of Investments
     The Trustee values the investments in the Master Trust as follows:

     Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

     government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

     The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

     i. The asset weighted crediting interest rate yielded a return of 6.1% and 6.0% for the years ended December 31, 2000 and 1999, respectively.

     ii. The crediting interest rates ranged from 5.06% to 7.93% at December 31, 2000 and 5.06% to 8.15% at December 31, 1999.

     iii. The fair value, as determined by discounting future cash flows of the underlying BASSP investments, at December 31, 2000 and 1999, was approximately $209,976 and $216,898, respectively.

     Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

     Temporary cash investments are stated at redemption value which approximates fair value.

     Commitments
     Commitments represents the value of the ESOP shares to be allocated to participants accounts once the scheduled corresponding loan payments are made.

     Purchases and Sales of Investments
     Purchases and sales of investments are reflected as of the trade date.

     Realized gains and losses on sales of investments are determined on the basis of average cost.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

     Investment Income
     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

     Net Appreciation (Depreciation) of Investments
     The Statement of Changes in Net Assets Available for Benefits reflects the net appreciation (depreciation) in the fair value of the BASSP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Distributions
     Distributions elected to be withdrawn from the BASSP by participants are recorded when paid.

     Plan Expenses
     The BASSP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the BASSP's disbursement account, as held by the Trustee, in accordance with BASSP provisions and to the extent permitted by law. Any expenses not paid by the BASSP are paid by Verizon.

     Verizon's Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires the BASSP's trust asset administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and Uncertainties
     The BASSP provides for various participant investment options in various combinations of funds which can invest in various combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

3.   Investments

         Investment in Master Trust
         All of the investment assets in the Master Trust are managed by VIMCO or external investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 2000 and 1999, was approximately $52.5 billion (of which net assets totaling approximately $29.0 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared) and approximately $56.6 billion, respectively.

         Investments Held in Pooled Accounts
         The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $12.9 billion and $22.7 billion at December 31, 2000 and 1999, respectively, and with investment losses of $974 million for the year ended December 31, 2000. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

         The total investments held in the Master Trust pooled accounts at December 31, were as follows:

         Description                                                    Fair Value (Note 2)
         -----------                                        --------------------------------------------
                                                                     2000                    1999
                                                            -----------------       --------------------
         Cash - non interest bearing                        $          (5,461)      $                  -
         Receivables                                                1,165,169                    691,568
         Common Stock                                              11,627,100                 21,107,790
         Verizon Communications Inc. common shares                     65,105                     91,530
         Preferred Stock                                               58,441                     76,783
         U.S. Government Securities                                   102,186                     99,119
         Corporate Debt - preferred and other                         161,373                    228,401
         Temporary cash investments                                   412,240                    586,308
         Other investments*                                           466,754                    485,553
                                                            -----------------       --------------------
                                                                   14,052,907                 23,367,052
         Liabilities                                               (1,144,753)                  (650,607)
                                                            -----------------       --------------------
           Total pooled net assets in the Master Trust      $      12,908,154       $         22,716,445
                                                            =================       ====================

* Other investments include foreign investments, principally foreign government debt.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The BASSP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets", in the Statements of Net Assets Available for Benefits and "Allocated share of Master Trust investment activities" in the Statement of Changes in Net Assets Available for Benefits.

         Investments in the Master Trust are allocated to the BASSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASSP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, were as follows:

                                                         Carrying                             Carrying
                                                          Value                                Value
                                             ----------------------------      -------------------------------
                                                   2000            2000               1999             1999
                                             --------------  ------------      ---------------    -----------
         Active U.S. Equity Fund             $       20,407        0.1581%     $        12,607         0.0555%
         U.S. Balanced Fund                          10,388        0.0805%               8,161         0.0359%
         Global Balanced Fund                         3,375        0.0261%               2,243         0.0099%
         Active International Equity Fund            11,435        0.0886%              13,065         0.0575%
         U.S. Small Capitalization Fund              22,286        0.1727%               8,859         0.0390%
         Passive U.S. Equity Index Fund             143,474        1.1115%             179,100         0.7884%
                                             --------------                    ---------------
                  Total                      $      211,365                    $       224,035
                                             ==============                    ===============

         Investments Held in Specific Accounts
         The assets of all Verizon's (formerly Bell Atlantic and NYNEX) defined contribution plans are included in the Master Trust. The net assets specific to these plans are the Verizon Shares Fund, PAYSOP Fund, Government Money Market Fund, Income Fund, Loan Fund, the ESOP allocated account, the ESOP unallocated account, Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, were as follows:

                                                                              Fair Value (Note 2)
                                                                 ----------------------------------------------
         Description                                                       2000                     1999
         -----------                                             --------------------      -------------------
         Receivables                                              $           415,420      $           401,820
         Common Stock                                                         478,463                  741,499
         Verizon Communications Inc. common shares                          8,105,225                9,787,824
         Temporary cash investments                                           204,999                  174,224
         Fixed income obligations - insurance contracts                     1,792,864                1,826,236
         Fixed income corporate obligations                                   235,651                  168,522
                                                                 --------------------      -------------------
         Liabilities                                                       11,232,622               13,100,125
                                                                             (481,960)                (578,356)
                                                                 --------------------      -------------------
                    Total net assets in the specific
                    accounts in the Master Trust                  $        10,750,662      $        12,521,769
                                                                 ====================      ===================

         Investments in the Master Trust are allocated to the BASSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the BASSP, the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") in the carrying value of the Master Trust specific accounts at December 31, were as follows:

                                                                                 2000
                                               --------------------------------------------------------------------
                                                 Carrying                Carrying                Carrying
                                                   Value        Plan      Value         Plan       Value       Plan
                                                   BASSP         %         BASP          %         NSSP          %
                                               -------------   ----    ------------    ----    -------------  -----
         Verizon Shares Fund                   $   1,175,338     20%   $  2,411,949      41%   $   2,294,105     39%
         Telecommunications Fund                           -      -         178,225      53%         159,871     47%
         Government Money Market Fund                 19,310     10%        169,757      83%          14,530      7%
         Passive Int'l Equity Index Fund              21,003     15%        106,691      76%          12,633      9%
         Income Fund                                 238,089     13%      1,145,597      64%         408,914     23%
         Loan Fund                                    88,557     21%        163,306      40%         162,507     39%
         Employee Stock Ownership Plan               382,835     24%      1,190,120      76%               -      -
         U.S. Bond Market Index Fund                  16,396      7%        188,096      80%          31,153     13%
         Verizon Employer Stock
           Ownership Plan (PAYSOP)                   111,498     65%         60,182      35%               -      -
                                               -------------           ------------            -------------
                    Total                      $   2,053,026           $  5,613,923            $   3,083,713
                                               =============           ============            =============

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31,:

                                                                       2000                  1999
                                                                   --------------        --------------
        Verizon Communications Inc. common shares                   $8,105,225               $9,787,824

         Investment Income
         Investment income and expenses are allocated to the BASSP's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.

         The allocated net investment income to the BASSP's Fund options for the year ended December 31, 2000 was as follows:


                                                                                                   Other
                                                       Dividends on               Net             Income/             Net
                                                          Common             Appreciation         Expenses         Investment
                                     Interest             Shares             (Depreciation)         Net              Income
                                   ------------      ---------------       -----------------    ------------     --------------
         Verizon Shares Fund       $        693      $             -       $        (259,075)   $          -     $     (258,382)
         Employee Stock Ownership
         Plan:
               Allocated                      -                    -                 (92,636)              -            (92,636)
               Unallocated                    -                    -                  (9,313)              -             (9,313)
         PAYSOP                              48                    -                 (27,757)              -            (27,709)
         Other Fund Options              16,500                2,340                 (22,707)            (23)            (3,890)
                                   ------------      ---------------       -----------------    ------------     --------------
                     Total         $     17,241      $         2,340       $        (411,488)   $        (23)    $     (391,930)
                                   ============      ===============       =================    ============     ==============


BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

4.  Derivative Financial Instruments

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the BASSP's assets and speculation are prohibited as stated in the BASSP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the BASSP's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Verizon's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the BASSP's forward contracts is equal to any gains which have not been settled as of the BASSP's year end. The credit risk of the BASSP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the BASSP.

         All derivative activity relating to the BASSP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the BASSP in accordance with the BASSP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the BASSP.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

         The notional values and fair values of the derivative activity used for trading purposes held by the BASSP at December 31, were as follows:

                                                                              2000             1999
                                                                         -------------     --------------
         Domestic Equity Futures Contracts:
           Notional values                                               $         401     $        1,490
           Fair values                                                             390              1,534
         Forward Foreign Currency Payable Contracts:
           Notional values                                                          88                 29
           Fair values                                                              89                 30
         Forward Foreign Currency Receivable Contracts:
           Notional values                                                          89                 29
           Fair values                                                              93                 28


         The average fair values of the derivative activity used for trading purposes held by the BASSP during the years ended December 31, were as follows:

                                                                                  2000              1999
                                                                            --------------     ---------------
         Average Fair Values:
           Domestic Equity Futures Contracts                                $          881     $         3,988
           Forward Foreign Currency Payable Contracts                                   77                  32
           Forward Foreign Currency Receivable Contracts                                77                  31


         The BASSP was allocated $139 in 2000 of net trading losses from futures contracts. Net trading losses allocated to the BASSP from foreign exchange contracts totaled $11 in 2000.


5.   Tax Determination

         On November 13, 1997, the Internal Revenue Service issued a ruling that the BASSP meets the requirements of Section 401(a) of the Code and is exempt from Federal income taxes under Section 501(a) of the Code and that the ESOP portion of the BASSP qualifies as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Code. The BASSP has been amended since receiving the determination letter. However, the BASSP's administrator and the BASSP's tax counsel believe that the BASSP is designed and is currently being operated in compliance with the applicable requirements of the Code.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)

6.   Indebtedness

         BASSP Leveraged ESOP Notes Payable
         The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the Federal law regarding the alternative minimum tax. Portions of the LESOP notes were refinanced on two separate occasions. In 1998, $11M was refinanced at 5.5%, and in 1999, $11M at 4.64%. Interest and principal payments are guaranteed by Verizon and are due on January 1 and July 1 of each year; principal payments began July 1, 1990.

         The following table displays the principal maturities under the notes with the final payment due July 1, 2005.


                              2001     $       3,072
                              2002             3,229
                              2003             3,395
                              2004             3,568
                              2005             3,751
                                       --------------

                                       $      17,015
                                       ==============

         The fair value of the LESOP notes payable is based on quoted market prices for the same or similar instruments. As of December 31, 2000 and 1999, the note payable carrying amount was $17,015 and $47,051 and the estimated fair value was $14,814 and $40,943, respectively.


7.   Related Party Transactions

         VIMCO, a wholly owned subsidiary of Verizon, is the investment advisor for the Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. VIMCO received no compensation from the BASSP other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the BASSP.


8.   Concentrations of Credit Risk

         Financial instruments that potentially subject the BASSP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC SOUTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


         The BASSP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The BASSP regularly monitors the financial stability of the financial institutions and insurance companies.


9.   Reconciliation of Financial Statements to Form 5500

         The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the BASSP but have not yet been paid be reported as liabilities on the plan's 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefits should not be accrued as liabilities of the plan.

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the amounts reported in Form 5500:

                                                                                     2000            1999
                                                                               --------------    -------------
         Net assets available for benefits presented in the Statements
             of Net Assets Available for Benefits                              $   2,264,391     $   2,679,634
         Less: Benefit claims payable presented in the Asset and
               Liability Statement in Form 5500                                          710               672
                                                                               -------------     -------------
         Net assets available for benefits presented in the Asset and
             Liability Statement in Form 5500                                  $   2,263,681     $   2,678,962
                                                                               =============     =============

         The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500:

                                                                                    2000              1999
         Aggregate distributions to participants as presented in the           $     234,964     $     302,784
               Statement of Changes in Net Assets Available for Benefits
         Add:  Current year benefit claims payable presented in the
               Asset and Liability Statement in Form 5500                                710               672
         Less: Prior year benefit claims payable presented in the
               Asset and Liability Statement in Form 5500                                672            10,330
                                                                               -------------     -------------
         Benefit payments and payments to provide benefits directly to participants and beneficiaries presented in the Income and
          Expense Statement in Form 5500                                       $     235,002     $     293,126
                                                                               =============     =============

                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                             Bell Atlantic Savings and Security Plan
                             for Associates of Bell Atlantic South

                             By: /s/ Ezra D. Singer
                                 -----------------------------------------------
                                     Ezra D. Singer
                                 (Chairman, Verizon Employee Benefits Committee)



         Date:  June 26, 2001

                        CONSENT OF INDEPENDENT AUDITORS


         We consent to the incorporation by reference in the Registration Statements of Verizon Communications Inc. on Form S-8 (File Nos. 33-10378 and 333-33747) of our report dated June 22, 2001 included in the Annual Report of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South on Form 11-K for the year ended December 31, 2000.


         /s/ Mitchell & Titus, LLP

         New York, New York
         June 26, 2001